Contact

www.linkedin.com/in/elizabethtweedale (LinkedIn)
www.cococoders.com/token (Company)

Top Skills

Computer Science Education
Inspiration
Leadership

Languages

English (Native or Bilingual)
C++
C#
Java
Python
Scratch
HTML + css
Javascript

Honors-Awards

Finalist - GBEA Pivot of the Year - 2020
Entrepreneur of the Year
GBEA Entrepreneur of the Year - 2021

Publications

Kids Get Coding - Coding, bugs and fixes
Kids Get Coding - Algorithms and bugs
How to Code 2.0: Pushing your skills further with Python by Elizabeth Tweedale, UK edition
Kids Get Coding - Learn to Program
How to Code 2.0: Pushing your skills further with Python by Elizabeth Tweedale, US edition

Elizabeth Tweedale

Founder and CEO at Coco & Cypher Coders I Great British Pivot Entrepreneur of the Year | FT Top 30 Females in Tech | Female Entrepreneur of the Year: Clubhub | Coolest UK Female Founders in Tech: UKTech News | AI Creator
West Des Moines, Iowa, United States

Summary

I'm the CEO and Founder of Cypher Coders, the UK's leading coding school for children, as well as a highly experienced AI creator, author and entrepreneur. My mission is to empower children to move freely and confidently through the changing world around us, fluent in the universal language of code in order to become future-ready!

At Cypher, we want to give all children the chance to explore technology and dispel any myths about who can and can't code!

✔#Live Online and On Location coding camps and clubs for children aged 6-12 years
✔#Inspirational creatively themed content to inspire, excite and build confidence in all children
✔#A variety of programming languages, from Scratch, to Python and Roblox
✔#All taught by our enthusiastic, highly trained and dedicated teachers

As well as our UK students, we are rapidly expanding in the US and have welcomed students for over 21 different countries. We are constantly developing our EdTech platform to improve our student experience and are soon to launch our new subscription model!

Visit our website to learn more about Cypher and what we offer: www.cyphercoders.com

Originally from America, I gained a degree in computer science and a masters in Architecture before working as a computational design specialist at several leading architectural offices working on buildings such as the Apple Campus.

From studying and working in the tech industry, I believe by learning the foundations of coding at a young age, we give children the base needed to elevate all careers. Especially as a woman in tech, I'm determined to help get other young girls interested in tech and give them an understanding that tech is engaging, fun and accessible. This is at the heart of why I created Cypher in 2016; to challenge the perception of coding!

Prior to founding Cypher, I co-founded a business teaching children how to code, which I exited in 2016, and co-founded an AI company called GoSpace, writing and patenting the algorithms for its AI engine dealing with the spatial adjacencies of people in the workplace and the future of sustainable workspaces, which I still consult with regularly.

I have written and co-written 6 books, the most recent focused on teaching children Python, using real-world career examples (aimed at Key Stage 3) and I'm a mom to my three children.
I'm passionate about unlocking the code to the future for the next generation and creating a world where children can explore their unlimited appetite and curiosity, by giving them the tools to open doors and tackle whatever our fast paced future brings!

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Experience

Coco Coders
2 years 1 month

Chief Executive Officer
January 2022 - Present (2 years 1 month)
West Des Moines, Iowa, United States

Founder
January 2022 - Present (2 years 1 month)
West Des Moines, Iowa, United States

Cypher Coders
7 years 8 months

Chief Executive Officer
June 2016 - Present (7 years 8 months)
London, United Kingdom

Founder
June 2016 - Present (7 years 8 months)
London, United Kingdom

Recursion Design
Director
October 2008 - Present (15 years 4 months)

GoSpace AI
9 years 6 months

Director
August 2014 - Present (9 years 6 months)
London, United Kingdom

Chief Innovation Officer
October 2019 - January 2022 (2 years 4 months)

Co-Founder & CTO
August 2014 - June 2016 (1 year 11 months)

blueSHIFT: Creative coding for creative kids
Founder + Director
May 2013 - May 2016 (3 years 1 month)

Foster + Partners
Specialist Modeling Group
September 2013 - October 2014 (1 year 2 months)

Cerulean Ltd.
Owner + Director
August 2009 - July 2012 (3 years)

Amanda Levete Architects (AL_A)
Architecture Consultant
August 2009 - December 2009 (5 months)

Boyarsky Murphy Architects
Architecture Consultant
September 2008 - January 2009 (5 months)

Syracuse University

Structures + Building Systems Teacher
August 2007 - May 2008 (10 months)

Hayne Architects
Architecture Consultant
May 2005 - August 2007 (2 years 4 months)
Malibu, California, USA

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Education

School of Architecture at Syracuse University

MArch, Architecture · (2006 - 2008)

Loras College

BA, Computer Science, Integrated Visual Arts, Studio Art · (2002 - 2006)

Dowling Catholic High School

· (1998 - 2002)